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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                                TRIAD PARK, LLC
                           (NAME OF SUBJECT COMPANY)

                                TRIAD PARK, LLC
                      (NAME OF PERSON(S) FILING STATEMENT)

                       MEMBERSHIP INTERESTS, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  895814 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STANLEY F. MARQUIS
                                   SECRETARY
                                TRIAD PARK, LLC
                                3055 TRIAD DRIVE
                              LIVERMORE, CA 94550
                                 (510) 449-0606
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            EDWARD S. MERRILL, ESQ.
                     MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
                                3150 PORTER ROAD
                              PALO ALTO, CA 94304

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        This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on April 8, 1998 by Triad Park, LLC, a Delaware limited liability company (the "Company"), relating to the offer by TPL Acquisition, LLC, a Delaware limited liability company ("Purchaser"), currently managed solely by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), to purchase all of the Company's outstanding membership interests, no par value (the "Shares") at a price of $1.84 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1998, as amended on April 6 and April 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached thereto as Exhibits 1 and 2, respectively (which collectively constitute the "Offer").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        The response to Item 4 is amended and supplemented as follows:

        (a) The Advisory Board is recommending that the Company's shareholders reject the Offer and not tender their Shares. Because of the proposed merger at a higher price discussed below, the Advisory Board does not believe that the Offer is fair to and in the best interests of the Company's shareholders.

        (b) Background of the Transaction; Past Contacts, Transactions and Negotiations with RCBA and Purchaser.

        On April 24, 1998, the Company entered into an Agreement and Plan of Merger by and among TKG, TKG Acquisition Company, LLC ("TKG Acquisition") and the Company (the "April 24 TKG Merger Agreement"). Under the terms of the April 24 TKG Merger Agreement, TKG Acquisition will be merged into the Company and the Shares will be exchanged for $1.90 per Share in cash. In addition, the per Share purchase price will be increased by one-half of one cent ($0.005) for each week that the merger closing date is deferred or extended past June 15, 1998. A full copy of the April 24 TKG Merger Agreement is attached to the Company's Form 8-K which is being filed contemporaneously with this Amendment No. 1.

Reasons for the Recommendation of the Advisory Board.

        At a meeting on April 24, 1998, the Advisory Board met to consider the proposal from TKG which eventually lead to the April 24 TKG Merger Agreement. After unanimously approving the April 24 TKG Merger Agreement and the transactions contemplated thereby, the Advisory Board unanimously agreed to recommend that the Company's shareholders reject the Offer and not tender their Shares. In light of the execution of the April 24 TKG Merger Agreement, the Advisory Board does not believe that the Offer is fair to and in the best interests of the Company's shareholders.

        In so doing, the Advisory Board considered, among other factors, the following:

        (i) the fact that the $1.90 per Share to be received by shareholders under the April 24 TKG Merger Agreement represents an increase of $0.06 per Share over the $1.84 per Share to be received by shareholders under the Offer;

        (ii) the fact that although the parties believe that the transactions contemplated by the April 24 TKG Merger Agreement can be closed by May 29, 1998, if the closing is extended beyond June 15, 1998, the purchase price will be increased by one-half of one cent ($0.005) for each week that the closing date is deferred or extended past such date; and


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        (iii) the fact that RCBA, the Purchaser or any other bidder is free to make an offer for the Company. The Company may consider new offers under certain provisions contained in the April 24 TKG Merger Agreement if it receives an offer which meets the definition of "Superior Proposal" contained therein.

        In view of the variety of factors considered by the Advisory Board, the Advisory Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Advisory Board viewed its recommendation as being based on the totality of the information presented to and considered by it.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is supplemented by adding thereto the following information:

Exhibit 4 Text of Press Release, dated April 25, 1998.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 1998

                                           TRIAD PARK, LLC


                                              /s/ Stanley F. Marquis
                                           By ______________________________
                                              Stanley F. Marquis
                                              Secretary



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News From:
        TRIAD PARK, LLC                            OTC BB:  `TDPK'

Contact:              Stan Marquis
                      510 449-0606, ext. 6300

TRIAD PARK LLC BOARD RECOMMENDS ACCEPTING MERGER PROPOSAL

LIVERMORE, Calif., April 25, 1998 -- The Advisory Board of Triad Park, LLC ("Triad Park") today announced Triad Park has entered into a merger agreement with TKG Acquisition Company, LLC ("TKG Acquisition"). The Advisory Board is recommending that the members of Triad Park approve the merger proposal from TKG Acquisition under which all outstanding membership interests in Triad Park would be exchanged for $1.90 per share in cash. In addition, the per share purchase price will be increased by one-half of one cent ($0.005) for each week that the merger closing date is deferred or extended past June 15, 1998. Under the terms of the merger agreement, TKG Acquisition is entitled to a break-up fee of $1,200,000 in the event that the Advisory Board approves a superior proposal.

The Advisory Board also announced that it will not redeem or take any other action with respect to its "poison pill" Rights Plan. Redemption of the Rights Plan is a condition precedent to the consummation of the outstanding tender offer of Richard C. Blum & Associates, L.P., which is currently scheduled to close at midnight, Wednesday, April 29.

TKG Acquisition and Triad Park have agreed that, subject to shareholder approval, Triad Park will merge with TKG Acquisition, which is affiliated with The Kontrabecki Group, Inc. (d/b/a TKG International) of San Mateo, California. As a result of the merger, TKG Acquisition will be merged into Triad Park and the shareholders will receive all cash and not be subject to the obligations of Triad Park. TKG Acquisition is expected to be controlled by The Kontrabecki Group, Inc.

Triad Park was created in February 1997 upon the acquisition of Triad Systems Corporation by Cooperative Computing, Inc., of Austin, Texas. Shareholders of Triad System Corporation received one Triad Park membership share for each share of Triad Systems Corporation common stock. Triad Park's assets consist of approximately 300 acres of property formerly owned by Triad Systems Corporation and the company's 220,000-square-foot headquarters facility. Triad Park also assumed approximately $20.7 million of indebtedness previously secured by the spun-off real estate and was formed to liquidate its real estate portfolio, with proceeds used to pay expenses (including taxes), repay secured debt and distribute any remaining proceeds to holders of Triad Park membership interests.